UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                    FORM 11-K


                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934



(Mark One)

[X]        Annual report pursuant to Section 15(d) of the Securities Exchange
           Act of 1934

                   For the fiscal year ended December 31, 2004


                                       Or


[  ]       Transition report pursuant to Section 15(d) of the Securities
           Exchange Act of 1934
           For the transition period from              to
                                          ------------    --------------

           Commission file number   1-8483


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                               UNOCAL SAVINGS PLAN



B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                               Unocal Corporation,
           2141 Rosecrans Avenue, Suite 4000, El Segundo, California 90245

            INDEX TO FINANCIAL STATEMENTS OF THE UNOCAL SAVINGS PLAN





        The following financial statements reflect the status of the Unocal Savings Plan as of December 31, 2004 and 2003, and the results of its transactions for each of the years then ended.


                                                                    Page Number



Report of Independent Registered Public Accounting Firm                   1

Financial Statements:

     Statements of Net Assets Available for Benefits
              at December 31, 2004 and 2003                               2

     Statements of Changes in Net Assets Available for Benefits
              for the years ended December 31, 2004 and 2003              3

     Notes to Financial Statements                                      4-9

Supplemental Schedules*:

     Schedule of Assets (Held at End of Year)                            10

     Schedule of Reportable Transactions for
              the year ended December 31, 2004                           11

Signature                                                                12

Exhibit Index                                                            13

* Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that are omitted are not applicable to the Unocal Savings Plan.

             Report of Independent Registered Public Accounting Firm


To the Participants and Administrator of the Unocal Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Unocal Savings Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions as of and for the year ended December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Los Angeles, California
June 24, 2005

                               Unocal Savings Plan
                 Statements of Net Assets Available for Benefits

                                                         December 31,
                                                 2004                   2003
--------------------------------------------------------------------------------
Assets:
 Investments at fair value                 $ 541,258,393          $ 488,461,290
 Cash                                            344,805              1,470,472
                                           -------------          -------------
         Total assets                        541,603,198            489,931,762

                                           -------------          -------------
Net assets available for benefits           $541,603,198           $489,931,762
                                           =============          ==============

                See accompanying notes to financial statements.

                               Unocal Savings Plan
           Statements of Changes in Net Assets Available for Benefits

                                                       Year Ended December 31,
                                                       2004              2003
--------------------------------------------------------------------------------

Additions:
   Additions to net assets attributed to:
      Investment income:
        Net appreciation
          in fair value of investments            $ 52,240,663      $ 79,474,860
        Interest                                       931,031           714,532
        Dividends                                    8,578,162         6,612,079
                                                  -------------     ------------
      Total investment income                       61,749,856        86,801,471
                                                  -------------     ------------

      Contributions:
        Participants'                               30,821,418        22,899,570
        Employer's                                  12,630,971        12,610,053
                                                  -------------     ------------
      Total contributions                           43,452,389        35,509,623
                                                  -------------     ------------

        Total additions                            105,202,245       122,311,094
                                                  -------------     ------------

Deductions:
   Deductions from net assets attributed to:
      Benefits paid to participants                 53,510,189        41,336,310
      Administrative expenses                           20,620             7,700
                                                  -------------     ------------
        Total deductions                            53,530,809        41,344,010
                                                  -------------     ------------

        Net increase                                51,671,436        80,967,084

Net assets available for benefits:
        Beginning of year                          489,931,762       408,964,678
                                                  -------------     ------------
        End of year                               $541,603,198      $489,931,762
                                                  =============     ============

                 See accompanying notes to financial statements.

                               UNOCAL SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - Description of the Plan

General
-------
         Unocal Corporation ("Unocal" or the "Company") was incorporated in Delaware on March 18, 1983, as the parent of Union Oil Company of California which is the sponsor of the Unocal Savings Plan (the "Plan"). The Plan provides for participants' voluntary pre-tax and/or after-tax contributions. The Plan also provides for Company matching contributions of participants' pretax contributions. Putnam Fiduciary Trust Company is the trustee ("Trustee") of the Plan and invests funds contributed by the Company and participants as directed by participants. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as a defined contribution plan.

         The Plan booklets dated August 2002, January 1, 2001, and May
1, 2000, constitute part of a prospectus covering securities that have been registered under the Securities Act of 1933. The Plan booklets constitute the Summary Plan Description of the Plan.

Participation
-------------
         Regular, full-time employees are eligible to participate in the Plan immediately upon employment by the Company. Part-time and temporary employees are eligible to participate following the first service year in which they complete at least 1,000 hours of service.

Contributions
-------------
         Participant Contributions -- Participant contributions are voluntary and can be all pre-tax, all after-tax, or a combination of both. A participant's total annual pre-tax contribution limit is 75 percent of the participant's annual base pay. The pre-tax contributions are also known as "401(k) contributions". A participant's contributions shall not exceed the maximum amount allowed by law. A participant's after-tax contribution limit is 15 percent of base pay. The total pre-tax contributions and after-tax contributions cannot exceed 75 percent of base pay.

         Company Matching Contributions -- The Company matches employee pre-tax 401(k) contributions on a dollar for dollar basis, up to six percent of the contributing participant's base pay.

         At its discretion, the Company directs the Trustee to purchase shares attributable to Company matching contributions either on the open market or by private purchases directly from the Company. During 2004, all purchases were on the open market.

Participant Accounts
--------------------
         Each participant's account is credited with the contributions and the respective net investment earnings or losses of the individual funds as governed by the participant's investment selection.

Vesting
-------
         Participants are always 100 percent vested in participant contributions and in the dividends and interest on those contributions. Vesting in the Company contributions portion of participants' accounts and the dividends thereon is based on years of vesting service. Participants are 100 percent vested in Company contributions and dividends thereon after two years of vesting service. Special vesting rules also apply to certain participants depending on the date of and reason for termination of employment. Effective January 1, 2005, all persons who were employees on or after that date were immediately vested in Company contributions.

Payment of Benefits
-------------------
         Following termination of employment, participants may elect to receive their account balance or defer their distribution until a later date chosen by the participant, but not beyond April 1 of the year following attainment of age 70-1/2.

         Following termination of employment, participants may receive partial withdrawals if they have attained age 55.

         The Plan also allows in-service distributions of participant after-tax contributions. The Plan also allows hardship withdrawals, subject to applicable legal limitations.

Rollovers into the Plan
-----------------------
         The Plan will accept rollovers from the Unocal Retirement Plan and other employers' qualified plans, subject to certain restrictions.

Loans
-----
         All employees who are participants of the Plan and have a sufficient balance in their employee pre-tax contributions account are eligible to apply for a loan. Members borrow against their own pre-tax account balance and all payments of principal and interest are credited back to their account. Loan types available are "any reason" (except investment in registered securities); "home purchase" (for purchase of a primary residence only); and loans "forced" by a hardship withdrawal request. Repayment periods range from 1 to 15 years depending on the type of loan. The Unocal Savings Plan Loan and Hardship Withdrawal Committee determines the interest rate for loans based on appropriate market rates and applicable federal regulations. Participants are allowed to have no more than two loans at a time, with the loan amount(s) subject to the limits established by federal law.

Federal Income Tax Status
-------------------------
         The Company obtained its latest determination letter on October 2, 2002, from the Internal Revenue Service, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

         The maximum employee pay eligible for benefit purposes under a qualified plan was $205,000 per year for 2004. If an employee's pay exceeded $205,000, only the first $205,000 of pay was eligible for calculating employee and Company contributions.

         Federal regulations place an annual dollar limit on the amount of employee pre-tax contributions. The limit was $13,000 for 2004 and $12,000 for 2003. "Catch-up" contributions allow employees who were at least age 50 to contribute an additional pre-tax contribution of $3,000. These limits are subject to adjustment in future years, in accordance with federal regulations. If pre-tax contributions reach the annual limit before year-end, they are suspended for the balance of the year. The Company matching contributions are also suspended if the annual limit is reached before year-end.

         Withdrawals from the Plan are generally subject to federal income tax. Also, in-service withdrawals and withdrawals following termination of employment prior to retirement may be subject to a 10 percent federal income tax penalty. Retiring employees and former employees who are at least age 55 may make a withdrawal from their plan account without a tax penalty.

Plan Amendment or Termination
-----------------------------
         The Company expects to continue the Plan indefinitely, but as future conditions cannot be foreseen, the Company may at any time or from time to time amend or terminate the Plan in whole or in part. In the event of termination, participants become fully vested in their individual accounts, and the net assets of the Plan must be allocated among the participants and beneficiaries of the Plan in the order provided by ERISA. The Company has no present intent to discontinue the Company matching contributions or to terminate the Plan.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Accounting
-------------------
         The accompanying financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. In addition, the following accounting policies are applied:

         a. Purchases and sales of Unocal common stock:

         During normal trading by participants, the Trustee will aggregate all participant directed stock trades throughout the day into batches and will go to market to execute the transactions in each batch up to nine times per day.

         During abnormal conditions or heavy trading by participants, the Trustee may not be able to execute and complete participant directed trades on the same day without affecting the share price. The Trustee is authorized, at its discretion, to buy or sell a portion of the trades during the next day or days. Participants receive the market price for all purchases or sales calculated for the batch in which their shares are included.

         b. Dividend income is recorded on the ex-dividend date.

         c. Interest income is recorded as earned on the accrual basis.

         d. Benefits are recorded when paid.

         The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Valuation of Investments
------------------------
         The Plan's investments are stated at fair value. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end. The Unocal common stock is valued at the closing price as reported for the New York Stock Exchange Composite Transactions at December 31, 2004 and 2003. Investments in common trust funds are valued based on information provided by the Plan's investment custodian at fair value.

Use of Estimates in Preparation of the Financial Statements
-----------------------------------------------------------
         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

Risks and Uncertainties
-----------------------
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 3  - Investments

         The following table presents investments that represent 5 percent or more of the Plan's net assets available for benefits:

                                                          December 31,
Shares in thousands                               2004                   2003
--------------------------------------------------------------------------------
Unocal Common Stock (a)
3,601 and 4,866 shares, respectively        $ 155,712,297          $ 179,222,190

Putnam S&P 500 Index Fund
2,932 and 2,972 shares, respectively           90,091,878             82,568,954

Putnam Money Market Fund
60,096 and 48,431 shares, respectively         60,095,673             48,431,431

George Putnam Fund of Boston
2,019 and 2,094 shares, respectively           36,559,392             35,638,217

Putnam New Opportunities Fund
682 and 892 shares, respectively               29,227,358             34,617,322

(a)  Includes both participant and nonparticipant-directed amounts.

         The Plan's investments appreciated as follows:

                                                         December 31,
                                                  2004                   2003
                                            ------------------------------------
Mutual funds                                 $ 16,040,895           $ 28,247,163
Common or collective trusts                     9,118,976             18,551,173
Common stock                                   27,080,792             32,676,524
                                            -------------          -------------
                                             $ 52,240,663           $ 79,474,860
                                            =============          =============

Nonparticipant-Directed Investments
-----------------------------------
         The nonparticipant-directed investments and the significant components of the changes in those net assets are as follows:

                                                          December 31,
                                                  2004                   2003
--------------------------------------------------------------------------------

Assets:
     Unocal common stock                     $ 72,050,039           $ 80,643,140
                                             ------------           ------------
          Total assets                         72,050,039             80,643,140
                                             ------------           ------------
Total nonparticipant-directed
      net assets                             $ 72,050,039           $ 80,643,140
                                             ============           ============

                                                       Year Ended December 31,
                                                       2004              2003
--------------------------------------------------------------------------------

Changes in net assets:
     Contributions                           $ 12,630,971          $ 12,610,053
     Dividends                                  1,553,146             1,935,664
     Net appreciation                          12,547,251            14,912,862
     Benefits paid to participants             (5,812,577)           (4,997,021)
     Transfers to participant
           - directed investments             (29,511,892)          (16,098,394)
                                             -------------         -------------
          Net increase (decrease)            $ (8,593,101)          $ 8,363,164
                                             =============         =============

The Company matches employee pre-tax 401(k) contributions on a dollar for dollar basis, up to six percent of the contributing participant's base pay in Unocal stock. Once the Company purchases the shares attributable to its matching contributions, the participant has the option to sell and transfer that portion out of Unocal common stock into any other investment offered in the Plan.

NOTE 4  - Forfeitures by Members

         Company contributions and earnings thereon under the Plan were forfeited by employees whose employment terminated before vesting was attained. However, if an employee is re-employed by the Company and performs an hour of service within five years after the date of termination of employment, the forfeited shares will be restored to the employee's Plan account. Amounts forfeited are used to restore previously forfeited accounts when necessary. Remaining amounts forfeited are used to offset future Company contributions to participant accounts.

         At December 31, 2004 and 2003, forfeited nonvested accounts totaled $66,063 and $102,930, respectively.

NOTE 5  - Parties-in-interest

         Certain of the Plan's investments are shares of mutual funds managed by the Trustee, as defined by the Plan Agreement. Therefore, these transactions qualify as party-in-interest transactions for which a statutory exemption exists. Fees paid by the Plan for investment management services are included in the net asset value of the shares of the mutual funds; other fees paid by the Plan are disclosed on the face of the statement of changes in net assets available for benefits for the years ended December 31, 2004 and 2003.

         The Company, who also qualifies as a party-in-interest, absorbed certain administrative expenses of the Plan. Such transactions with the Company qualify for a statutory exemption. The Company did not pay any such expenses in 2004. Total expenses paid by the Company were $37,361 for the year ended December 31, 2003.

NOTE 6  - Subsequent Events

         On April 4, 2005, Unocal entered into a merger agreement with Chevron Corporation ("Chevron") and Blue Merger Sub Inc., a direct wholly-owned subsidiary of Chevron. The merger agreement provides that, upon the terms and subject to the conditions set forth in the merger agreement, Unocal will merge with and into Blue Merger Sub, with Blue Merger Sub continuing as the surviving corporation and a wholly-owned subsidiary of Chevron. In the merger, Unocal stockholders may elect to receive either 1.03 shares of Chevron stock, $65 in cash or a combination of $16.25 in cash and 0.7725 of a share of Chevron common stock for each share of Unocal common stock; however, the all-stock and all-cash elections will be subject to proration to preserve the overall mix of 0.7725 of a share of Chevron common stock and $16.25 in cash for all outstanding shares of Unocal common stock taken together.

         Consummation of the merger is subject to customary conditions, including approvals by Unocal stockholders and certain regulatory agencies, such as the U.S. Federal Trade Commission ("FTC"). The FTC has notified Chevron and Unocal that Chevron's plans to acquire Unocal have been accepted by the FTC for public comment.

         On June 22, 2005, Unocal received a proposal from CNOOC Limited, an affiliate of China National Offshore Oil Company, to acquire all outstanding shares of Unocal for $67 per share in cash. Unocal intends to evaluate the CNOOC proposal in a manner consistent with the Unocal board's fiduciary duties and its obligations under the Chevron agreement. There can be no assurance that the proposal would result in a definitive agreement with CNOOC.


         For additional information regarding the pending acquisition, refer to Unocal's current reports on Form 8-K, as amended, filed with the SEC on April 4, April 7, June 9, June 10, June 23 and June 24, 2005, and any subsequent current or periodic reports that may be filed by Unocal with the Securities and Exchange Commission in connection with the pending merger transaction. Please also refer to the Form S-4 registration statement filed by Chevron and the proxy statement that will be filed by Unocal, in each case with the Securities and Exchange Commission in connection with the pending merger transaction.

                               Unocal Savings Plan
                   Schedule of Assets (Held at End of Year)***
                              At December 31, 2004

 (a)            (b)                      (c)                                                             (d)                (e)
      Identity of Issuer,      Description of Investment,
      Borrower, Lessor         Including Maturity Date, Rate of
      or Similar Party         Interest, Collateral, Par, or Maturity Value                             Cost          Current Value
------------------------------------------------------------------------------------------------------------------------------------
  *   Unocal Corporation       Unocal Corporation Common Stock                                     $ 106,623,103      $ 155,712,297
                               3,601,117 shares
 **   Putnam Investments       Putnam S&P 500 Index Fund                                                                 90,091,878
                               2,931,724 shares
 **   Putnam Investments       Putnam Money Market Fund & Money Market Fund-SDB                                          60,095,673
                               60,095,673 shares
 **   Putnam Investments       George Putnam Fund of Boston                                                              36,559,392
                               2,018,741 shares
 **   Putnam Investments       Putnam New Opportunities Fund                                                             29,227,358
                               682,404 shares
      Vanguard Group           Vanguard Windsor II Fund                                                                  24,376,246
                               446,861 shares
 **   Putnam Investments       Putnam Voyager Fund                                                                       20,058,258
                               1,170,260 shares
 **   Putnam Investments       Putnam International Equity Fund                                                          15,043,520
                               631,815 shares
 **   Putnam Investments       Putnam Bond Index Fund                                                                    12,706,857
                               905,047 shares
      Royce Funds              Royce Opportunity Fund                                                                    15,920,924
                               1,193,473 shares
      Allianz Funds            Allianz OCC Renaissance Fund                                                              12,467,029
                               460,038 shares
      Wells Fargo Funds        Wells Fargo Small Cap Opportunities Fund                                                  19,513,804
                               585,122 shares
      Vanguard Group           Vanguard Life Strategy Moderate Growth Fund                                               11,584,065
                               646,793 shares
      Vanguard Group           Vanguard Life Strategy Growth Fund                                                         8,121,254
                               405,252 shares
      Vanguard Group           Vanguard Life Strategy Income Fund                                                         7,462,277
                               551,536 shares
      Vanguard Group           Vanguard Life Strategy Conservative Growth Fund                                            3,799,184
                               248,964 shares
 **   Putnam Investments       Brokerage Securities                                                                      10,753,735
                               10,753,735 shares
 **   Putnam Investments       Participant Loans (General loan term varies up to 5 years; primary                         7,764,642
                                       residence loan varies up to 15 years; interest rate 5.5% to 8.75%)

                                                                                                                 -------------------
                               Total assets held for investment purposes                                              $ 541,258,393
                                                                                                                 ===================
*   Sponsor and employer and, therefore, a party-in-interest for which a statutory exemption exists.
**  Trustee for the Plan and, therefore, a party-in-interest for which a statutory exemption exists.
*** Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan's fiscal year or acquired at any time during the Plan's fiscal year and disposed of at any time before the last day of the Plan's fiscal year, with certain exceptions.

                                                      UNOCAL SAVINGS PLAN
                                            Schedule of Reportable Transactions (1)
                                                 Year Ended December 31, 2004

 (a)                     (b)                    (c)           (d)       (e)     (f)          (g)            (h)               (i)
Identity of      Description of Assets                                         Expense                 Current Value of
  Party         (including Interest Rate     Purchase      Selling    Lease Incurred With   Cost        Asset on
 Involved    And Maturity in Case of a loan)   Price        Price     Rental Transaction  of Asset    Transaction Date    Net Gain
------------------------------------------------------------------------------------------------------------------------------------

Unocal
Corporation   (2)  Common Stock           $ 26,456,017                                 $ 26,456,017     $ 26,456,017
                     (318 transactions)

Unocal
Corporation   (2)  Common Stock                         $ 77,046,701                     60,272,512                     $16,774,189
                     (733 transactions)

(1) Under ERISA, a reportable transaction is defined as a transaction or series of transactions during the Plan year that involves more than 5 percent of the fair value of the Plan's net assets at the beginning of the Plan year, with certain exceptions.

(2) Sponsor and employer and, therefore, a party-in-interest for which a statutory exemption exists.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee appointed by the Board of Directors of the Company to administer the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                             UNOCAL SAVINGS PLAN



Date:  June 29, 2005                 By:    /s/ John A. Briffett
                                            --------------------
                                            John A. Briffett
                                            Unocal Savings Plan Committee Member

                                  EXHIBIT INDEX



 Exhibit 23      Consent of PricewaterhouseCoopers LLP

                                      -13-